

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
CF/AD5
100 F STREET, NE
WASHINGTON, D.C. 20549-3561

DIVISION OF
CORPORATION FINANCE

January 22, 2009

Brian Kitts
Chief Executive Officer, President and Chief Financial Officer
Brisam Corporation
500 N. Rainbow Blvd., Suite 300
Las Vegas, NV 89107

>   **RE: Brisam Corporation**
>   **Form 10-K for the Year Ended December 31, 2007**
>   **Form 10-Q for the Period Ended March 31, 2008**
>   **Form 10-Q for the Period Ended June 30, 2008**
>   **File Number: 033-55254-39**

Dear Mr. Kitts:

We issued comments to you on the above captioned filings on October 14, 2008. As of the date of this letter, these comments remain outstanding and unresolved. We expect you to contact us by February 2, 2009 to provide a substantive response to these comments or to advise us why you are unable to respond and when you will be able to do so.

If you do not respond to the outstanding comments or contact us by February 2, 2009, we will, consistent with our obligations under the federal securities laws, decide how we will seek to resolve material outstanding comments and complete our review of your filings and your disclosure. Among other things, we may decide to release publicly, through the agency's EDGAR system, all correspondence, including this letter, relating to the review of your filing, consistent with the staff's decision to release publicly comment letters and response letters relating to disclosure filings it has reviewed. You can find more information about the staff's decision to release filing correspondence at http://www.sec.gov/news/press/2004-89.htm and http://www.sec.gov/news/press/2005-72.htm.

Please contact Doug Jones at 202-551-3309 with any questions. You may also contact me at 202-551-3380.

>   Sincerely,

>   Lyn Shenk
>   Branch Chief